FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2006

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	|X|	Form 40-F	|_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	|_|	No	|X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated April 6, 2006

Pierre Karl Péladeau Named Vice Chairman of the Board and Chief Executive Officer of
Quebecor Media Inc.

Montréal, April 6, 2006 – Mr. Serge Gouin, Chairman of the Board of Quebecor Media Inc., has announced that the Company’s Board of Directors has approved the appointment of Mr. Pierre Karl Péladeau to the position of Vice Chairman of the Board and Chief Executive Officer. Mr. Péladeau remains President and Chief Executive Officer of Quebecor Inc., Quebecor Media’s parent company. He previously occupied the position of President and Chief Executive Officer of Quebecor World.

“The media and telecommunications industry is at a turning point in its development,” said Mr. Gouin. “The ongoing technological revolution demands imagination, tenacity and leadership of a company such as ours, and the Board of Directors believes Pierre Karl is the man to tackle these new challenges. Just as he piloted Videotron’s transition from the monopoly era into an age of fierce competition in television distribution and transformed that company into a steadily growing operation, we are confident he will lead Quebecor Media to another stage of its development and shape it into a company that is fully adapted to the new technological realities.”

Pierre Francoeur, President and Chief Operating Officer of Quebecor Media, will remain in his position and support Mr. Péladeau in his duties.

“Quebecor Media, the company we built after the acquisition of Groupe Vidéotron in October 2000, enjoys the operating flexibility it needs to adjust and continue growing in the new, constantly changing environment,” said Mr. Péladeau. “I know I will be able to count on a seasoned and talented management team at each of our subsidiaries, and with their efforts Quebecor Media will remain the industry leader.”

In a separate press release Quebecor World has announced that Mr. Wes Lucas is succeeding Mr. Péladeau as President and Chief Executive Officer of Quebecor World.

About Quebecor Media

Quebecor Media, a subsidiary of Quebecor Inc. (TSX: QBR.MV.A, QBR.SV.B), owns operating companies in numerous media-related businesses: Vidéotron ltée, the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, Canada’s largest national chain of tabloids and community newspapers; TVA Group Inc., operator of the largest French language general-interest television network in Québec, a number of specialty channels, and the English language general-interest station SUN TV; Canoe Inc., operator of a network of English- and French language Internet properties in Canada; Nurun Inc., an important interactive technologies and communications agency in Canada, the United States and Europe; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and Le SuperClub Vidéotron ltée, a chain of video and video game rental and retail stores.

For information:	Luc Lavoie
Executive Vice President
Quebecor Inc.
Office : (514) 380-1974
Portable : (514) 886-7665
lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Claudine Tremblay

_______________________________________________

By:	Claudine Tremblay
Senior Director, Corporate Secretariat

Date:	April 7, 2006